SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                               DT Industries, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   23333 J108
                                 (CUSIP Number)



                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

CUSIP No. 23333 J108                13G                      Page 2 of  4  Pages




    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert W. Plaster

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [  ]
                                                                        (b) [  ]
    3    SEC USE ONLY


    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

         NUMBER OF             5    SOLE VOTING POWER
          SHARES
        BENEFICIALLY                880,400
          OWNED BY
           EACH                6    SHARED VOTING POWER
         REPORTING
          PERSON               7    SOLE DISPOSITIVE POWER
           WITH
                                    880,400

                               8    SHARED DISPOSITIVE POWER

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           880,400

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]


   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.7%

   12    TYPE OF REPORTING PERSON

           IN
--------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23333 J108                   13G                     Page 3 of 4 Pages


Item 1.

         (a)      Name of Issuer:  DT Industries, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1949 E. Sunshine, Springfield, MO  65804
Item 2.

         (a)      Name of Person Filing:  Robert W. Plaster

         (b)      Address of Principal Business Office or, if none, Residence:

                  P.O. Box 1600, Lebanon, Missouri 65536

         (c)      Citizenship:  United States

         (d)      Title of Class of Securities: Common Stock, par value $.01

         (e)      CUSIP Number:  23333 J108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) |_| Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o).
         (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
         (c) |_| Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 80a-8).
         (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
         (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
         (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-(b(1)(ii)(F);
         (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
         (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance (12 U.S.C 1813);
         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         (a)      Amount Beneficially Owned:  880,400

         (b)      Percent of Class:  8.7%

         (c)      Number of shares as to which such person has:

                     (i)   sole power to vote or to direct the vote:  880,400

                    (ii)   shared power to vote or to direct the vote:  0

                   (iii) sole power to dispose or to direct the disposition of: 880,400
                    (iv) shared power to dispose or to direct the disposition of: 0

CUSIP No. 23333 J108                 13G                       Page 4 of 4 Pages


Item 5.  Ownership of Five Percent or Less of a Class.

            NA

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         450,000 shares are held by RWP Consolidated, LP, a limited partnership of which the Robert W. Plaster Trust is the 99% limited partner and Evergreen National Corp. is the 1% general partner. The reporting person is the sole trustee of the Robert W. Plaster Trust and the sole stockholder of Evergreen National Corp. The remaining 430,000 shares are held by Evergreen Investment, LLC, of which the Robert W. Plaster Trust is the 99.9% member.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            NA

Item 8.  Identification and Classification of Members of the Group.

            NA

Item 9.  Notice of Dissolution of Group.

            NA

Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       October 28, 1999
                                               ---------------------------------
                                                             Date


                                                       /s/ Robert W. Plaster
                                               ---------------------------------
                                                        Robert W. Plaster